HO 3/4

13013749

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67245

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BREN VENTURES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 MADISON AVENUE, 26TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JON BREN (212) 644-8899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOROWITZ & ULLMANN, P.C.
(Name – *if individual, state last, first, middle name*)

275 MADISON AVENUE, SUITE 902 (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

SEC Mail Processing Section
MAR - 1 2013
Washington DC
402

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, JON BREN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BREN VENTURES LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AYLEEN ROBERSON
Notary Public, State of New York
No. 01RO6173331
Qualified in Bronx County
Commission Expires 08/27/2015

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREN VENTURES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

BREN VENTURES LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2012

BREN VENTURES LLC

TABLE OF CONTENTS

	Page No.
Independent Auditor's Report	1-2
Statement of Financial Condition	3
Statement of Income	4
Statement of Cash Flows	5
Statement of Changes in Member's Equity	6
Notes to Financial Statements	7-8
Computation of Net Capital Under SEC Rule 15c3-1 (Schedule 1)	9
Reconciliation of Net Capital Pursuant to SEC Rule 17a-5 (d) (4) (Schedule 2)	10
Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule 3)	11
Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule 4)	12
Independent Auditor's Report on Internal Accounting Control	13-14

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Bren Ventures LLC
New York, NY

Report on the Financial Statements

We have audited the accompanying financial statements of Bren Ventures LLC which comprise the statement of financial condition as of December 31, 2012, and the related statements of income, cash flows and changes in shareholders' equity for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the **auditor's** judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bren Ventures LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Horowitz & Ullmann, P.C.

New York, NY
February 9, 2013

BREN VENTURES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

CURRENT ASSETS	
Cash	$ 54,883
Accounts receivable	65,137
Prepaid expenses	2,444
Total current assets	122,464
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $3,638	3,147
TOTAL ASSETS	$ 125,611

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES	
Accrued expenses	$ 23,050
MEMBER'S EQUITY	102,561
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 125,611

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2012

REVENUES	
Fee income	$ 257,858
EXPENSES	
Professional and registration fees	69,040
Travel	37,709
Meals and entertainment	28,365
Medical insurance	23,740
Telephone	6,166
Rent	6,000
Office services	2,000
Depreciation expense	1,173
Office expenses	700
Insurance	680
Total expenses	175,573
NET INCOME FOR THE YEAR	$ 82,285

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2012

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 82,285
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	1,173
Changes in assets and liabilities:	
Increase in accounts receivable	(33,664)
Decrease in prepaid expenses	15
Increase in accrued expenses	6,458
Total adjustments	(26,018)
Net cash provided by operating activities	56,267
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of office equipment	(1,845)
Net cash used for investing activities	(1,845)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(65,000)
Net cash used for financing activities	(65,000)
NET DECREASE IN CASH	(10,578)
CASH – beginning of year	65,461
CASH – end of year	$ 54,883

See independent auditor's report and accompanying notes to financial statements.

BREN VENTURES LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2012

MEMBER'S EQUITY – beginning of year	$ 85,276
NET INCOME FOR THE YEAR	82,285
DISTRIBUTIONS TO MEMBER	(65,000)
MEMBER'S EQUITY –end of year	$ 102,561

See independent auditor's report and accompanying notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Bren Ventures LLC, a single member limited liability company (the "Company"), was organized on December 27, 2004 under the laws of the State of Delaware. It is registered with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company operates as a placement agent by making introductions to institutional investors on behalf of hedge fund managers. It receives fees for making these introductions if the investors make investments with the hedge fund managers.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition:
The Company receives a percentage of the fees earned by the hedge fund managers based upon their performance and subject to certain benchmarks. Revenues are recorded on a quarterly basis when earned by the hedge fund managers.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Depreciation:
Property and equipment are depreciated over their estimated useful lives using the straight-line method.

Subsequent events:
Management has evaluated subsequent events through February 9, 2013, which is the date the financial statements were available to be issued.

3. ACCOUNTS RECEIVABLE

The Company records accounts receivable for fees earned but not received as of December 31, 2012. It has not recorded any provision for doubtful accounts because management believes that the accounts receivable will be fully collected.

4. INCOME TAXES

Members of a limited liability company are taxed on their proportionate share of the company's taxable income. Therefore, no provision or liability for federal or state income taxes is included in the financial statements

The Company is subject to New York City Unincorporated Business Taxes, although it does not have any liability for the year ended December 31, 2012. The Company's income tax returns for 2009, 2010, and 2011 are subject to examination by tax authorities, generally for three years after they were filed.

5. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions, of $5,000 or one-fifteenth of aggregate indebtedness as defined, if larger. Net capital and aggregate indebtedness fluctuate from day to day but, at December 31, 2012, the Company's net capital exceeds such capital requirements by $26,833, and the ratio of aggregate indebtedness ($23,050) to net capital ($31,833) is .7241 to 1.

6. OPERATING LEASE OBLIGATION

The Company conducts its operations from an office that is leased from a related party under a sublease agreement on a month-to-month basis.

7. RELATED PARTY TRANSACTIONS

In addition to leasing one of its offices from a related party, the Company also makes payments to the related sublessor for insurance and office expenses paid on its behalf. The total amount charged by the related party for the aforementioned expenses is $29,740 for the year.

8. CONCENTRATION RISK

All of the Company's revenues are derived from two hedge fund managers.

Schedule "1"

BREN VENTURES LLC
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
DECEMBER 31, 2012

MEMBER'S EQUITY, PER STATEMENT OF FINANCIAL CONDITION	$ 102,561
Less: Nonallowable assets:	
Accounts receivable	65,137
Equipment (net of accumulated depreciation of $3,638)	3,147
Prepaid expenses	2,444
NET CAPITAL	31,833
Less: Minimum net capital required to be maintained ($5,000 or 6 2/3% of aggregate indebtedness, whichever is greater)	5,000
EXCESS NET CAPITAL	$ 26,833
AGGREGATE INDEBTEDNESS	
Accrued expenses	$ 23,050
6 2/3% OF AGGREGATE INDEBTEDNESS	$ 1,537
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.7241 to 1

See independent auditor's report and accompanying notes to financial statements.

Schedule "2"

BREN VENTURES LLC
RECONCILIATION OF NET CAPITAL
PURSUANT TO SEC RULE 17a-5 (d)(4)
DECEMBER 31, 2012

Net Capital, per Form X-17a-5 as of December 31, 2012	$ 31,833
Audit adjustments	-
Net Capital per Accompanying Computation of Net Capital Under SEC Rule 15c3-1	$ 31,833

See independent auditor's report and accompanying notes to financial statements.

Schedule "3"

BREN VENTURES LLC
COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company was exempt from the provisions of Rule 15c3-3 (k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2012.

See independent auditor's report and accompanying notes to financial statements.

“Schedule 4”

BREN VENTURES LLC
INFORMATION RELATING TO THE
POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2012

The Company was exempt from the provisions of Rule 15c3-3(k)(2)(i) under the Securities and Exchange Act of 1934 for the year ended December 31, 2012.

See independent auditor’s report and accompanying notes to financial statements.

HOROWITZ & ULLMANN, P.C.
Certified Public Accountants

A member of the
AICPA Center for Audit Quality
New York State Society of CPAs
PCAOB registered

275 Madison Avenue
New York, NY 10016
Telephone: (212) 532-3736
Facsimile: (212) 545-8997
E-mail: cpas@horowitz-ullmann.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL

To the Member
Bren Ventures LLC
New York, NY

In planning and performing our audit of the financial statements of Bren Ventures LLC for the year ended December 31, 2012, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities of Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objective of internal controls and of the practices and procedures is to provide management with reasonable, but not absolute, assurance (1) that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and (2) that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal controls would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal controls, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority and other regulatory agencies which rely on SEC Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Horowitz & Ullmann, P.C.

New York, NY
February 9, 2013